Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8673 NGREENE@sidley.com

June 17, 2024

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Real Estate Lending Fund (the “Fund”)
File Nos.: 333-276328 and 811-23925
Registration Statement on Form N-2

Dear Ms. Rowland:

Thank you for your comments regarding the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2023 (the “Registration Statement”). This letter provides the requested responses to your comments, which you provided to us in writing on January 29, 2024. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

We have made the applicable changes in the attached filing pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to them in the Registration Statement.

GENERAL

1.	COMMENT: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

RESPONSE: Noted.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.	COMMENT: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

RESPONSE: Noted.

3.	COMMENT: We note that the Registration Statement discloses requests for exemptive relief (e.g., multi-class relief). Please advise us as to the status of the application disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.”

RESPONSE: The Fund intends to rely on the multi-class relief previously granted to First Eagle Credit Opportunities Fund (“FECOF”). The exemptive application and order for FECOF can be found at the following links, respectively: Application - https://www.sec.gov/Archives/edgar/data/1075919/000110465920085384/a20-25163_140app.htm, Order - https://www.sec.gov/files/rules/ic/2020/ic-34126.pdf. We think that the exemptive relief for FECOF covers the Fund, as well as the Adviser and Subadviser by virtue of the following language of the application:

“Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or the Distributor or any entity controlling, controlled by, or under common control with the Adviser or the Distributor, or any successor in interest to any such entity,[1] acts as investment adviser or principal underwriter, respectively, and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.” (emphasis added).

4.	COMMENT: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

RESPONSE: The Fund does not currently plan to present any “test the waters” materials to potential investors in connection with this offering.
2

5.	COMMENT: On the facing sheet, please uncheck the box “when declared effective pursuant to section 8(c) of the Securities Act,” as that section relates to post-effective amendments.

RESPONSE: The referenced box on the facing sheet has been unchecked.

PROSPECTUS

Cover Page

6.	COMMENT: We note that the cover page is quite long. Please review and consolidate the cover page by reducing repetitive disclosures and removing information that impedes the understanding of the information required by Item 1 (e.g., consolidate repetition in the Investment Strategy; delete the discussion (including the footnote) of the Adviser’s and Subadviser’s assets under management; concisely summarize the Fund’s use of leverage and add a cross reference to the lengthier Prospectus disclosure of the risks of using leverage, pursuant to Item 1.1.j and Guidelines to Form N-2, Guide 6; remove duplicative disclosures about the classes of securities offered and the relief sought; and shorten footnote (b)).

RESPONSE: The Fund has consolidated the disclosure on the cover page and has also deleted the referenced disclosures.

7.	COMMENT: The disclosure states that the Fund is offering two classes of Common Shares and that the Fund has been granted exemptive relief from the Securities and Exchange Commission (“SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. Please revise the Registration Statement here and throughout to remove language that the SEC has granted such relief, and state, if true, that the Fund has applied for such relief and there is no assurance that the Fund will be granted the exemptive order. Also state which Class of shares the Fund will offer until/if such relief is granted.

RESPONSE: Please see response to Comment #3.

8.	COMMENT: We note the Fund’s objective includes a reference to residential and commercial real estate investments. Please consider whether the term “-related” should be added to the end of “real estate” given the fund’s name and strategies suggest its focus is on lending and other debt investments. Please also clarify in the Prospectus whether the Fund will invest directly in real property. If yes, please disclose how such investments will be structured and provide corresponding strategy disclosure. Please also disclose what percentage of the Fund’s portfolio will consist of real property. We may have additional comments.
3

RESPONSE: The Fund has amended the referenced language in the investment objective. The Fund expects to invest indirectly in real estate through a non-consolidated taxable REIT subsidiary as part of the Fund’s Land Banking strategy as described in greater detail in our response to Comment 15 and in the Investment Objective and Principal Strategies section of the Fund’s prospectus. The Fund does not expect its investment in real property to exceed 20% of its portfolio.

9.	COMMENT: Please specify the amount of securities to be offered. See Item 1.1.c.

RESPONSE: The Fund respectfully submits that Item 1.1.c is not applicable to the Fund, which is an interval fund, because it is automatically deemed to have registered an indefinite amount of securities pursuant to Section 24(f) of the Investment Company Act of 1940, as amended (the “1940 Act”) as provided in Rule 23c-3(e) under the 1940 Act.

10.	COMMENT: Please revise the second sentence of “Investment Strategy” here and throughout the Registration Statement to state that “[t]hese investments are” rather than “these investments can include”, and revise the disclosure to include additional principal investments, if applicable. The Fund’s disclosure must state its actual principal strategies.

RESPONSE: The referenced disclosure has been revised to state that “[t]hese investments are expected to include”. The Fund’s actual principal strategies are included in this disclosure.

11.	COMMENT: Please add the following to the bullet point on the cover: “For Class A-2, an investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.”

RESPONSE: The following disclosure has been added as requested:

“For Class A-2 Shares and Class A-4 Shares, an investor will pay a sales load of up to [__]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load, you must experience a total return on your net investment of [__]% in order to recover these expenses.”

12.	COMMENT: Please shorten the “Risks” bullet points by consolidating the bullet points that cover the same risks (or delete them if repetitive). For example: consider consolidating the first and fourth bullet points; and deleting the tenth and last bullet points as repetitive of the other cover risk disclosures.

RESPONSE: The referenced disclosure has been revised as requested.
4

13.	COMMENT: In the second risk bullet point, please delete “all of,” given limited opportunities for redemptions.

RESPONSE: The referenced disclosure has been revised as requested.

14.	COMMENT: In the fifth risk bullet point, please add “, if any,” after “a certain level of distributions”. Please also add “[t]he Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance.”

RESPONSE: The referenced disclosure has been revised as requested.

Prospectus Summary

General Comment

15.	COMMENT: Please supplementally explain whether the Fund will utilize any subsidiaries other than the wholly owned Subsidiary identified in the Registration Statement. For these purposes, a “subsidiary” is any entity (regardless of whether or not the Fund set up the entity) primarily controlled by the Fund, and that primarily engages in investment activities in securities or other assets. “Primarily controlled” as used herein means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person. For any entities not wholly owned, please supplementally describe the ownership structure. We may have more questions or comments based on your responses to these questions.

RESPONSE: In addition to a wholly-owned subsidiary that might be formed in connection with the Fund’s financing arrangements (with no specific terms or financing counterparty identified at this time), the Fund currently expects to utilize the following types of investment subsidiaries.

One type of investment subsidiary would be a Delaware or other domestic trust formed to hold the Residential Transitional Loans described in the Investment Objective and Principal Strategies section. It is anticipated that such trust will be taxed as a disregarded entity and will be wholly-owned by the Fund. The only unaffiliated third party present in the trust structure would be a U.S. national bank acting as directed trustee. Given the bank trustee acts only at the direction of the Fund and provides solely administrative services, the Fund considers the trust to be a wholly controlled subsidiary.

Another type of investment subsidiary would be one or more Delaware or other domestic limited liability companies that would operate as taxable REIT subsidiaries. Initially, it is anticipated that a taxable REIT subsidiary (the “Land Banking TRS”) will enter into a joint venture (itself likely organized as a Delaware limited liability company) to hold real estate with a local operating partner in connection with the Land Banking Loans described in the Investment Objective and Principal Strategies section. Such joint property venture may be 99% owned by the Land Banking TRS, with the operating partner having a 1% economic interest[1], possibly also serving as the LLC’s managing member and effectively having a 50% voting interest in major decisions of the joint property venture. While the operating partner will not have any economic interest in the Land Banking TRS, such operating partner of the joint property venture is expected to have a 50% voting interest in major decisions of the Land Banking TRS as well. Accordingly, the operating partner and the Fund will equally share voting control over the Land Banking TRS’ and the joint venture’s operations. Such third party operating partner will act as a property servicer with the responsibility to ensure agreed property development timetables and benchmarks are met. The third party operating partner/property servicer is expected to be paid an ongoing property management fee based on the value of the property and incentive compensation at the conclusion of the venture (likely, a percentage of profits after a preferred return). Because the Fund will not primarily control the Land Banking TRS and the joint venture, the Land Banking TRS and the joint venture will not be consolidated with the Fund for accounting purposes and for the avoidance of doubt will not be a “subsidiary” for purposes of this Comment 15 (or Comment 24 discussed below).

5

In addition to the above: (i) certain hedging transactions may be entered into through an entity formed in the Cayman Islands that elects to be a taxable REIT subsidiary of the Fund (“Cayman TRS”). Such Cayman TRS would be wholly-owned by the Fund and consolidated with the Fund for accounting purposes and would be a “subsidiary” for purposes of this Comment 15 (and Comment 24 discussed below); and (ii) the Fund also may own any U.S. real property acquired through foreclosure (or deed in lieu of foreclosure) of a mortgage encumbering the real property through one or more consolidated TRSs.

16.	COMMENT: Please confirm supplementally whether, and if so, the extent to which, the Fund will invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments.

RESPONSE: The Fund confirms that it does not currently expect to invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act, except in the case of

1 To clarify, while the operating partner will have a listed 1% economic interest in the joint venture based on the operating partner’s capital contributions, the operating partner is expected to receive approximately 12% of the total economics of the joint venture as a result of fees paid to the operating partner and the Fund’s taxable REIT subsidiary is expected to receive approximately 88% of the total economics of the joint venture.

6

subsidiaries that will be wholly owned by the Fund and for which the Fund can make the representations requested at Comment #24. The Land Banking TRS / joint venture described above in the response to Comment 15 is expected to be treated as a real estate operating business and therefore should not need to rely on Section 3(c)(1) or Section 3(c)(7).

Investment Objective and Principal Strategies

17.	COMMENT: In the second to last paragraph, please add a cross reference to the risks of investing in below investment grade instruments.

RESPONSE: The referenced disclosure has been revised as requested.

18.	COMMENT: Will the Fund’s principal investment strategy include loan originations? If so, please add disclosure addressing loan originations. We may have additional comments related to such disclosure.

RESPONSE: The Fund does not currently expect to originate loans as part of its principal investment strategy.

19.	COMMENT: Please describe the Fund’s principal strategy to invest in Residential Mezzanine Loans here and in more detail later in the Prospectus.

RESPONSE: The Fund has added additional details regarding its investment in Residential Mezzanine Loans as requested. Mezzanine loans are explained in greater detail in “Mezzanine Loan Risk.”

20.	COMMENT: Please supplementally explain whether the Fund anticipates entering any portfolio formation transactions in advance of going effective.

RESPONSE: The Fund does not currently anticipate entering into any portfolio formation transactions in advance of going effective.

Periodic Repurchase Offers

21.	COMMENT: At the end of the first sentence, please add a reference to the date on which the repurchase price for Shares is determined (i.e., Repurchase Pricing Date).

RESPONSE: The Fund has added the reference to the Repurchase Pricing Date as requested.

22.	COMMENT: In the following parenthetical here and throughout the Registration Statement, please change “can” to “must”: (i.e., the date by which shareholders must tender their Common Shares in response to a purchase offer).
7

RESPONSE: The referenced disclosure has been revised as requested.

23.	COMMENT: Please add a section to the summary prospectus disclosing that the Fund calculates the NAV of each class of its Common Shares on a daily basis. See Rule 23c-3(b)(7)(iii). If the Fund intends to publicly report the daily NAV per Common Share of each class on its website and/or will provide a toll free number for information on the daily NAVs, so state. Also include a cross reference to “Periodic Repurchase Offers.”

RESPONSE: The referenced disclosure has been revised as requested.

Use of Leverage

24.	COMMENT: For the Subsidiary and each other “subsidiary” (as defined in comment 15), please address the following comments here or elsewhere in the Prospectus:

•	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

RESPONSE: The referenced disclosure has been added with respect to each “subsidiary” (as defined in comment 15). Because the Fund will not primarily control the Land Banking TRS and the joint venture described in the response to Comment 15, the Land Banking TRS and the joint venture will not be consolidated with the Fund for accounting purposes and for the avoidance of doubt will not be a “subsidiary” for purposes of Comment 15 and this Comment 24.

•	Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

RESPONSE: The referenced disclosure has been added.

•	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

RESPONSE: The referenced disclosure has been added. The Fund notes that it will typically be required to provide limited “bad boy” guarantees with respect to the debt of the non-consolidated Land Banking TRS and joint venture described in the response to Comment 15. Accordingly, the debt of the Land Banking TRS and joint venture will generally be non-recourse to the Fund and the lender would not have a claim to other assets of the Fund or its subsidiaries except in extremely limited circumstances involving bad-faith, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower.

•	Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.
8

RESPONSE: The referenced disclosure has been added. The Fund notes the requirement to file the investment advisory contract of the subsidiary as an exhibit to the Registration Statement. However, the Fund currently expects that there will be a single advisory and sub-advisory agreement entered into at the Fund level and providing for authority to manage assets at the level of the applicable subsidiaries. Assuming that approach is followed, there should not be additional advisory or sub-advisory agreements to file beyond those two primary agreements.

•	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

RESPONSE: The Fund believes that the current disclosure is adequate as the principal strategies and risks are disclosed, including those of the aggregate operations of the Fund and its subsidiaries.

•	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

RESPONSE: The financial statements of the subsidiary will be consolidated with those of the Fund.

•	Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

RESPONSE: The Fund confirms that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s book and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

•	Please supplementally confirm with respect to any wholly owned subsidiary that its management fee (including any performance fee), if any, will be included in “Management Fees,” and its expenses will be included in “Other Expenses” in the Fund’s fee table.

RESPONSE: The Fund confirms the management fee (including any performance fee) and expenses of any wholly owned subsidiary will be included in “Management Fees,” and “Other Expenses”, respectively, in the Fund’s fee table.

•	Confirm in correspondence that estimated tax expenses of any taxable REIT subsidiary will be included in “Other Expenses” in the fee table.

RESPONSE: The Fund confirms that the estimated tax expenses of any taxable REIT subsidiary that meets the definition of subsidiary specified in Comment 15 will be included in “Other Expenses” in the fee table.

•	If a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

RESPONSE: The Fund confirms with respect to the Cayman TRS and any other subsidiary that will be a foreign corporation that such subsidiary and its board of
9

directors will agree to designate an agent for service of process in the United States.

25.	COMMENT: If the Fund will only invest in wholly owned or majority owned subsidiaries, please disclose that the Fund [does not/does not currently intend] to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned or majority owned by the Fund. Otherwise, please disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

RESPONSE: The Fund has added disclosure that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned or majority owned by the Fund.

26.	COMMENT: Please supplementally confirm whether the Fund will be offering common and preferred shares together in a bundled unit.

RESPONSE: The Fund does not currently expect to offer preferred shares.

27.	COMMENT: With respect to Preferred Shares that may be issued in the future, please disclose in the Prospectus any limitations or restrictions on the Fund if dividend payments are past due, and disclose any restrictions on paying dividends. See Item 10.1.b.

RESPONSE: The Fund does not currently expect to offer preferred shares. If the Fund determines to offer preferred shares, the Fund will add the referenced disclosure.

28.	COMMENT: The Fund states that it has entered, or it may enter, one or more credit facilities. Please file any Credit Facility Agreements that will be in effect when the Fund launches in a pre-effective amendment prior to effectiveness of the Registration Statement. Please also disclose the material restrictions under the credit facility and update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility.

RESPONSE: The Fund does not currently expect to enter into any credit facilities upon launch and has revised the disclosure accordingly.

29.	COMMENT: In the last paragraph there is a cross reference to “Principal Risks of the Fund—Segregation and Coverage Risk.” Please consider whether this risk remains relevant given the adoption of rule 18f-4. If not, please delete the risk and references to it throughout the prospectus (see, e.g., “Other Information Regarding Investment Restrictions – Senior Securities in the Statement of Additional Information”).
10

RESPONSE: The referenced disclosure has been deleted.

Distributions

30.	COMMENT: The disclosure describes that the Fund intends to make regular [quarterly distributions] of all of its net investment income to shareholders. Please confirm supplementally whether registrant is relying on exemptive relief or plans to file an exemptive application for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to make periodic distributions of long-term capital gains more frequently than permitted by Section 19(b) or Rule 19b-1.

RESPONSE: The Fund does not currently plan to rely on exemptive relief or to file an exemptive application for the referenced exemptions.

Unlisted Closed-End Fund Structure; Limited Liquidity

31.	COMMENT: Please add or move this disclosure to “Principal Risks” and “Summary of Principal Risks.” In addition, please add “subject to certain conditions” before “as described herein,” and please add a cross reference to “Repurchase Offers Risk.”

RESPONSE: The referenced disclosure has been revised as requested.

Summary of Principal Risks of the Fund

32.	COMMENT: We note that the Summary of Principal Risks of the Fund is fourteen pages long. Please revise this part of the Prospectus Summary so that it contains a clear and concise description of the principal risks, and add cross-references to the more detailed Prospectus risk disclosures. See Instruction to Item 3.2. Please address the below comments in the Principal Risks disclosure as well.

RESPONSE: The referenced disclosure has been revised as requested.

33.	COMMENT: Under “Real Estate Industry Concentration Risk,” please revise the concentration policy to delete “instrument of” so the focus of the concentration policy is on industry concentration, not instrument concentration. Also, if not relevant, please delete the disclosure about the “burdens of ownership of real property”.

RESPONSE: The referenced disclosure has been revised as requested. The Fund has retained the disclosure about the “burdens of ownership of real property” since the Fund will own real property.
11

Summary of Fund Expenses

34.	COMMENT: In Footnote 1, please delete the following clause which is already disclosed in the table above: “plus for Class A-2 Shares only, a maximum front-end sales commission of 2.50%”.

RESPONSE: The referenced disclosure has been deleted.

35.	COMMENT: Please update the recoupment disclosure in Footnote 7, and throughout the Registration Statement as applicable, to clarify that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

RESPONSE: The referenced disclosure has been revised as requested.

Use of Proceeds

36.	COMMENT: Please revise the disclosure to clarify the reason for the delay up to six months for investing proceeds from the sale of Shares. See Guidelines for Form N-2, Guide 1.

RESPONSE: The referenced disclosure has been revised as follows:

“It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective, strategies and policies within three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund, the availability of investments consistent with the Fund’s investment objective, strategies and policies, and overall market conditions. Under adverse market conditions, it may take the Fund up to six months to invest the net proceeds according to its investment objective, strategies and policies. Delays in fully investing the Fund’s assets may occur for example, because of the time required to complete certain transactions and the Advisers’ ability to find suitable investments.”

Leverage

37.	COMMENT: Please add to the paragraph immediately above “Effects of Leverage” that if the Fund borrows money to finance share repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

12

RESPONSE: The referenced disclosure has been added as requested.

Principal Risks of the Fund

38.	COMMENT: “No Operating History” refers to the Fund having no history of public trading and that the Fund is not designed as a trading vehicle, which may confuse investors as the Fund will not be publicly traded. Please delete those references and clarify that the Fund will not be publicly traded.

RESPONSE: The referenced disclosure has been revised as requested.

39.	COMMENT: Under “Risks Related to the Fund’s REIT Qualification and Certain Other U.S. Federal Income Tax Items,” we note disclosure that “The Adviser and the Sub-adviser have limited experience managing a portfolio of assets owned by a fund that intends to qualify for taxation as REIT”. In correspondence, please describe supplementally actions taken or to be taken by the Fund, the Adviser and Sub-Adviser to mitigate this risk.

RESPONSE: The Subadviser has more than 20 years of experience managing real estate investments. The Fund, the Adviser and Subadviser will have appropriate controls in place intended to ensure the Fund’s compliance with the REIT taxation requirements. The Fund, the Adviser and Subadviser will have access to a variety of external resources. These include 1) the Fund’s outside public accountant and tax advisers, 2) the third-party fund accountant associated with the Fund’s administrator, and 3) outside legal counsel. The Adviser and its wholly-owned subsidiaries, including the Subadviser, collectively, with approximately $130 billion in assets under management as of December 31, 2023 and more than 600 employees, including approximately 140-150 investment professionals, believe they have the necessary resources to support the Fund’s operations.

Periodic Repurchase Offers

40.	COMMENT: We note the Fund’s intention to conduct a continuous offering at net asset value and the repurchase-related requirements imposed by Rule 23c-3 under the 1940 Act arising from the Fund’s election to be an interval fund. The Fund’s strategy contemplates investments in public and private real estate investments some of which may be difficult to value. With a view to enhanced disclosure under “Net Asset Value,” please explain the process and information considered when pricing these difficult to value investments, including those held through subsidiaries and SPVs, on a daily basis for the purpose of selling and repurchasing Fund shares.

RESPONSE: Public real estate investments are primarily valued using prices provided by approved independent pricing services. If prices from approved independent pricing services are not available, broker prices will be used. Private real estate investments are
13

primarily valued using broker prices. The Fund expects that the vast majority of its assets will be valued using independent pricing services. The Fund has controls that allow it to assess changes in the valuations of its portfolio investments. Where market quotations are not readily available, the Subadviser implements notification processes to trigger a revaluation of an underlying asset. The Fund’s administrator will value investments held by the Fund’s consolidated subsidiaries and the Subadviser will provide any information necessary for the Fund’s administrator to make such valuations.

41.	COMMENT: We note the following sentence: “The Fund may also waive or reduce a repurchase fee if the Adviser or Subadviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.” Please clarify who must make the offsetting “corresponding purchase” (e.g., the same investor for whom the Adviser waives or reduces the repurchase fee, or another situation in which purchases would equal or exceed repurchases).

RESPONSE: The Fund has revised the referenced disclosure as follows:

“The Fund may also waive or reduce a repurchase fee if the Adviser or Subadviser determines that the repurchase is offset by a corresponding purchase by the same or other investor or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.”

Anti-Takeover and Other Provisions in the Declaration of Trust

42.	COMMENT: Please remove the following sentence and similar sentences throughout the Registration Statement: The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-Laws, both of which are on file with the SEC.”

RESPONSE: The referenced disclosure has been deleted.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

43.	COMMENT: Please delete “and related instruments” from the Concentration policy and insert “industry”.

RESPONSE: The referenced disclosure has been deleted.

Other Information Regarding Investment Restrictions

44.	COMMENT: In the explanatory note about the Fund’s concentration policy, please change “the same industry” to “a single industry or group of industries” in the opening sentence, and please add “or group of industries” to (2) and (3) after “particular industry” and “single industry.”

RESPONSE: The referenced disclosure has been revised as requested.
14

45.	COMMENT: In the last sentence of the explanatory note about the Fund’s concentration policy, please supplementally explain why there is an exception to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act.

RESPONSE: The referenced sentence explains that for purposes of determining compliance with the Fund’s concentration policy, the Fund will, to the extent practicable, “look through” to the securities held by the underlying fund in which the Fund invests. The intention of the referenced exception is to say that the Fund will not look through to the securities held by an underlying fund where the Fund is investing in an underlying fund pursuant to Section 12(d)(1)(A), subject to the “3/5/10” limits, which would eliminate the possibility of the Fund violating its concentration policy by investing in any one underlying fund alone. The Fund also will not look through to the securities held by an underlying fund when determining compliance with its concentration policy when the Fund is investing above the “3/5/10” limits in unaffiliated underlying funds pursuant to Section 12(d)(1)(F). This is because information regarding holdings of unaffiliated underlying funds is often not available in a manner that allows for accurate analysis. The practical effect of this policy is that the Fund will look through to the securities held by affiliated underlying funds in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.

Additional Information

46.	COMMENT: Please delete “Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C.”. See Disclosure Update and Simplification, SEC adopting release at https://www.sec.gov/files/rules/final/2018/33-10532.pdf, at text accompanying footnote 418.

RESPONSE: The referenced disclosure has been deleted as requested.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8673.

15

Sincerely,
/s/ Nathan J. Greene

Nathan J. Greene, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Secretary and Deputy General Counsel, First Eagle Investment Management, LLC

Andrew M. Friedman, Sidley Austin LLP

16